UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) 90.400.888/0001-42

Company Registration (NIRE) 35.300.332.067

Minutes of the Board of Directors Meeting held on November 30th, 2015

On November 30th, 2015, at 9 a.m., at Banco Santander (Brasil) S.A. (“Company” or “Santander”) headquarters and by videoconference, the Board of Directors have met, with the attendance of all of its members, to take resolutions on the following Agenda:

I.        To acknowledge the dismissal of Mr. Oscar Rodriguez Herrero, Spanish, married, business administrator, bearer of Identity Card for Foreigners RNE No. V485694-0, enrolled with the Individual Taxpayer Registry (“CPF/MF”) under No. 060.185.177-36, from the post of Vice-President Executive Officer of the Company, as formalized on October 5th, 2015; and

II.       To appoint as Company’s Ombudsman, pursuant to item XX of Article 17 of the Company’s Bylaws, with term of office until December 21st, 2016, Mrs. Maria Lucia Ettore do Valle, Brazilian, married, bank employee, bearer of the Identity Card No. 16.302.720-1, enrolled with CPF/MF under No.090.243.268-00, with office at Av. Presidente Juscelino Kubitschek, 2.041 and 2235, Building A, in the city of São Paulo, State of São Paulo.

The matters were discussed and approved by all the Directors.

There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees.

São Paulo, November 30th, 2015.

Signatures: Sergio Agapito Lires Rial – Chairman; Jesús María Zabalza Lotina – Vice-Chairman; Álvaro Antônio Cardoso de Souza, Celso Clemente Giacometti, Conrado Engel, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Maria Nus Badía, Marília Artimonte Rocca and Viviane Senna Lalli – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 30, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer